Buenos Aires, 6 July 2007

(To the Securities Exchange Commission)

Messrs.

Securities and Exchange Commission (SEC)

450 5th Street, N.W.

Washington, D.C. 20549

Re.: Argentine Law 20,680 on Supply Security and Repression of Speculation

Ladies and Gentlemen,

Following the presentations made by MetroGAS S.A. ("MetroGAS") today before the Argentine National Securities Commission (CNV) and the Buenos Aires Stock Exchange (BASE), we are writing to you in order to inform you that today, and purportedly within the framework of Argentine Law 20,680 (the "Law on Supply Security and Repression of Speculation"), the Domestic Trade Secretariat of the Argentine Ministry of Economy and Production (the "Secretariat") carried out an administrative inspection in MetroGAS with a view to a potential order to temporarily place MetroGAS under direct government audit. In respect thereto, we call your attention to the fact that officials of the Secretariat took today all procedural steps deemed by them as appropriate and have finished the aforementioned inspection proceeding without having ordered the direct government audit of MetroGAS.

According to some unofficial comments made to us by the Secretary for Domestic Trade, the Secretariat had the view that MetroGAS had acted against the law by restricting natural gas consumption in respect of certain industrial users on certain terms and conditions.

It should be highlighted that any decisions which may have been adopted by MetroGAS in relation to the restriction of the supply of natural gas to industrial users in certain cases have been strictly in compliance with the decisions in this regard adopted by Emergency Executive Committee 10062007 -summoned and acting in accordance with the Internal Rules for Dispatch Centers approved by ENARGAS Resolution 716/1998 and with the involvement of the Argentine Energy Secretariat and of ENARGAS- at the meetings of 3 July 2007 (Minutes No. 13) and 5 July 2007 (Minutes No. 14), and in order to guarantee normal supply of gas to non-interruptible service users.

MetroGAS notes that its interpretation is that Argentine Law 20,680 is not in force as of the date of this letter, due to the adoption of Argentine Federal Executive Order No. 2284/1991, on Economic Deregulation, which was ratified by Article 29 of Argentine Law 24,307, and also due to the lack of a Law adopted by the Argentine Congress containing a previous declaration of emergency in supply, either at general, sector or regional level. This interpretation of MetroGAS is upheld by Opinion No. 140 of 29 April 2002, issued by the Treasury Attorney General of Argentina (the highest legal counseling body of the Argentine Executive Branch of Government), which as of this date has not been revoked.

Finally, we advise you that MetroGAS will take all appropriate legal steps and file all related administrative and judicial claims in order to protect its interests and those of its shareholders in light of any potential additional administrative proceeding analogous to the referred to above.

We will keep you up to date on this matter.

Magdalena Gonzalez Garaño

Market Relations Representative